Paya Holdings Inc.

303 Perimeter Center North Suite 600

Atlanta, Georgia 30346

November 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Katherine Bagley

Re:	Paya Holdings Inc.
Registration Statement on Form S-1
Filed November 6, 2020
File No. 333-249949

Ladies and Gentlemen:

Paya Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-249949, as amended, to 4:00 p.m., Eastern Time, on Tuesday, November 17, 2020, or as soon thereafter as practicable.

Please contact Kevin M. Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Glenn Renzulli
Glenn Renzulli
Chief Financial Officer